Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AS OF SEPTEMBER 30, 2021*

Name	Jurisdiction of Organization
Shape Security, Inc.	Delaware, U.S.A.
Traffix Communication Systems, Ltd.	Israel
Versafe, Ltd.	Israel
F5 Networks Singapore Pte Ltd.	Singapore
F5 Networks Ltd.	United Kingdom
F5 Government Solutions LLC	Virginia, U.S.A.

* All other subsidiaries would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.